UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cowen Group, Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of class of securities)

223622 101

(CUSIP number)

Stephen H. Gray LaBranche & Co Inc. 33 Whitehall Street New York, New York 10004 (212) 425-1144

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

February 16, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

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1	NAMES OF REPORTING PERSONS LaBranche & Co Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,576,099 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,576,099 (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 223622 101	SCHEDULE 13D	Page 3 of 10

Item 1.	Security and Issuer.

LaBranche & Co Inc. is filing this Statement on Schedule 13D (this “Statement”) with respect to the Class A common stock, par value $0.01 per share (“Parent Common Stock”) of Cowen Group, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s executive offices are located at 599 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background.

This Schedule 13D is being filed by LaBranche & Co Inc. (the “Reporting Person”).

The Reporting Person is a Delaware corporation. The principal business address of the Reporting Person and the address of its principal office is LaBranche & Co Inc., 33 Whitehall Street, New York, New York 10004.

The Reporting Person is the parent corporation of LaBranche Structured Holdings, Inc., whose subsidiaries are market-makers in options, exchange-traded funds and futures on various exchanges domestically and internationally.

Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Person (collectively, “Schedule 1 Persons”). With respect to each Schedule 1 Person, Schedule 1 contains the following information: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Schedule 1 Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No shares of Parent Common Stock were purchased by the Reporting Person pursuant to the Parent Voting Agreement (as defined below), and thus no funds were used for such purpose. The responses of the Reporting Person to Item 4 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction.

On February 16, 2011, the Reporting Person and the Issuer and certain subsidiaries and affiliates of the Issuer entered into certain definitive agreements, including the Parent Voting Agreement and the Merger Agreement (as defined below), related to the Reporting Person, the Issuer and Louisiana Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”). The following is a summary of the Merger Agreement and the Parent Voting Agreement.

Merger Agreement

On February 16, 2011, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Merger Sub pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Reporting Person (the “Merger”), with the Reporting Person continuing as the surviving corporation and a direct wholly owned subsidiary of Issuer (the “Surviving Company”). Immediately following the consummation of the Merger, Issuer shall cause the Surviving Company to be merged with and into a direct wholly owned Delaware limited liability company (the “LLC”), with the LLC surviving such merger.

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In the Merger, each outstanding share of the Reporting Person’s common stock, par value $0.01 per share (the “Company Common Stock”), other than shares held in the Reporting Person’s treasury, will be converted into the right to receive 0.998 fully paid and nonassessable shares of Parent Common Stock. Pursuant to the terms of the Merger Agreement, each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock in the Merger (after aggregating all fractional shares of Parent Common Stock to be received by such holder in the Merger) shall receive from Issuer an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by $4.72, the closing share price of Parent Common Stock on the date of the Merger Agreement. Upon the effective time of the Merger, each outstanding stock option to purchase Company Common Stock or any other equity security of the Company or any of its subsidiaries, whether or not then exercisable or vested, will be cancelled for no consideration.

In connection with the Merger and pursuant to the terms of the Merger Agreement, the Issuer agreed to take all action necessary to elect each of George M.L. LaBranche, IV, the chairman and chief executive officer of the Reporting Person, and Katherine Elizabeth “Wendy” Dietze, a director of the Reporting Person, as directors of the Issuer effective as of, and subject to, the effectiveness of the Merger.

In connection with the execution of the Merger Agreement, the Issuer entered into employment agreements with each of George M.L. LaBranche, IV, the chairman and chief executive officer of the Reporting Person, and William J. Burke, III, the chief operating officer of the Reporting Person, in each case effective upon the closing of the transactions contemplated by the Merger Agreement.

Parent Voting Agreement

In connection with the execution of the Merger Agreement, the Reporting Person also entered into a Voting Agreement, dated as of February 16, 2011, by and between the Reporting Person and RCG Holdings LLC (the “Parent Voting Agreement”). Pursuant to the terms of the Parent Voting Agreement, RCG Holdings LLC agreed, among other things, to vote all of its shares of Parent Common Stock (representing approximately 44.5% of the outstanding shares of Parent Common Stock as of February 16, 2011):

•	in favor of the issuance of shares of Parent Common Stock in connection with the Merger;

•	against any action or agreement that has or would be reasonably likely to result in any conditions to Issuer’s obligations under Article VIII of the Merger Agreement not being satisfied;

•

against any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Issuer or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 35% of the voting power of Issuer or more than 35% of the assets of Issuer and its subsidiaries taken as a whole, other than the Merger contemplated by the Merger Agreement;

•

against any amendments to the Amended and Restated Certificate of Incorporation of the Parent and the Amended and Restated By-Laws of the Parent if such amendment would reasonably be expected to prevent or delay the consummation of the closing of the Merger; and

•

against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay, or postpone the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

CUSIP No. 223622 101	SCHEDULE 13D	Page 5 of 10

Additionally, RCG Holdings LLC agreed to grant an irrevocable proxy to the Reporting Person to enforce the foregoing Parent Voting Agreement (the “Proxy”).

The Parent Voting Agreement and the Proxy will automatically terminate upon the first to occur of (a) the effective time of the Merger, (b) an adverse recommendation change by the board of directors of the Issuer in accordance with the terms of the Merger Agreement or (c) the termination of the Merger Agreement.

The foregoing description of the transactions contemplated by the Merger Agreement and the Parent Voting Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibit 1 and Exhibit 2 hereto, respectively.

Except as set forth on this Statement, the Parent Voting Agreement or the Merger Agreement, the Reporting Person has no plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)	The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The calculation of the percentages set forth on Row 13 of the Cover Page is based upon 75,511,849 shares of Parent Common Stock outstanding as of February 16, 2011 as reflected in the Merger Agreement. The Parent Common Stock represents approximately 44.5% of the aggregate voting power of all outstanding shares of the Issuer. As of February 16, 2011, the Reporting Person owns no shares of Parent Common Stock. However, for purposes of Rule 13d-3 under the Act, as a result of receiving the Proxy pursuant to the Parent Voting Agreement, the Reporting Person may be deemed to possess shared beneficial ownership of the Parent Common Stock. Except as set forth on Schedule 1, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of Parent Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Parent Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Parent Common Stock in the past 60 days.

(d)	To the knowledge of the Reporting Person, no person other than RCG Holdings LLC has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Parent Common Stock referenced herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the knowledge of the Reporting Person, any Schedule 1 Person, and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 223622 101	SCHEDULE 13D	Page 6 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 16, 2011, among Cowen Group, Inc., Louisiana Merger Sub, Inc. and LaBranche & Co Inc. (incorporated by reference to Exhibit 2.1 to LaBranche & Co Inc. Current Report on Form 8-K (File No. 001-15251) filed on February 18, 2011 (the “LaBranche 8-K”)).

Exhibit 2	Voting Agreement, dated as of February 16, 2011, by and between LaBranche & Co Inc. and RCG Holdings LLC (incorporated by reference to Exhibit 10.1 to the LaBranche 8-K).

CUSIP No. 223622 101	SCHEDULE 13D	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated: February 25, 2011

LABRANCHE & CO INC.

By:	/s/ Jeffrey A. McCutcheon
Name:	Jeffrey A. McCutcheon
Title:	Senior Vice President and Chief Financial Officer

CUSIP No. 223622 101	SCHEDULE 13D	Page 8 of 10

SCHEDULE 1

Directors and Executive Officers of LaBranche & Co Inc.

The name, residence or business address, present principal occupation or employment, citizenship and beneficial ownership of Issuer equity securities of the directors and executive officers of LaBranche & Co Inc. are set forth below.

Name and Position with LaBranche & Co Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of LaBranche & Co Inc.	Beneficial Ownership of Parent Common Stock	Percent of Class (%)

George M.L. LaBranche, IV Chairman, Chief Executive Officer and President	33 Whitehall Street New York, New York 10004 Citizen of the United States	N/A	0	0

Alfred O. Hayward, Jr. Director and Executive Vice President; Chief Executive Officer of LaBranche & Co. LLC	33 Whitehall Street New York, New York 10004 Citizen of the United States	N/A	0	0

Katherine Elizabeth Dietze Director	33 Whitehall Street New York, New York 10004 Citizen of the United States	Member of the board of directors and chairs the compensation committee of Matthews International Corporation.	0	0

Donald E. Kiernan Director	33 Whitehall Street New York, New York 10004 Citizen of the United States	Member of the board of directors of Health Management Associates, Inc.	0	0

Stuart M. Robbins Director	33 Whitehall Street New York, New York 10004 Citizen of the United States	Member of the board of directors and executive committee of the Blanchette Rockefeller Neurosciences Institute.	0	0

CUSIP No. 223622 101	SCHEDULE 13D	Page 9 of 10

Name and Position with LaBranche & Co Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of LaBranche & Co Inc.	Beneficial Ownership of Parent Common Stock	Percent of Class (%)

William J. Burke, III Chief Operating Officer	33 Whitehall Street New York, New York 10004 Citizen of the United States	N/A	0	0

Jeffrey A. McCutcheon Senior Vice President and Chief Financial Officer	33 Whitehall Street New York, New York 10004 Citizen of the United States	N/A	0	0

Stephen H. Gray General Counsel and Corporate Secretary	33 Whitehall Street New York, New York 10004 Citizen of the United States	N/A	0	0

CUSIP No. 223622 101	SCHEDULE 13D	Page 10 of 10

Exhibit Index

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of February 16, 2011, among Cowen Group, Inc., Louisiana Merger Sub, Inc. and LaBranche & Co Inc. (incorporated by reference to Exhibit 2.1 to LaBranche 8-K).

2	Voting Agreement, dated as of February 16, 2011, by and between LaBranche & Co Inc. and RCG Holdings LLC (incorporated by reference to Exhibit 10.1 to the LaBranche 8-K).